UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Foresight Energy LP
(Name of Issuer)
Common Units Representing Limited Partner Interests, No Par Value
(Title of Class of Securities)
34552U104
(CUSIP Number)
Donald R. Holcomb
Cline Trust Company LLC
3801 PGA Blvd., Ste. 903
Palm Beach Gardens, FL
(561) 775-9770
With a Copy to:
Gregory P. Patti, Jr.
Cadwalader, Wickersham & Taft LLP
One World Financial Center
200 Liberty Street
New York, NY 10281
212-504-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 28, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

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1	NAME OF REPORTING PERSON Cline Trust Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 20,548,355 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,548,355 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,548,355 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.1% (2)
14	TYPE OF REPORTING PERSON OO

(1)
Includes 20,323,188 common units representing limited partnership interests (“Common Units”) of the Issuer (as defined herein) and currently exercisable warrants to purchase 225,167 Common Units.  The number of Common Units issuable upon the exercise of the warrants is subject to adjustment as set forth in the Warrant Agreement, dated August 30, 2016, between the Issuer and American Stock Transfer and Trust Company, LLC, and the form of warrant therein (which Warrant Agreement was included as Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed on September 6, 2016 and is incorporated herein by reference).

(2)
Calculated based on (1) 66,104,908 Common Units outstanding as of February 24, 2017, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2016 and (2) 9,628,108 Common Units issued to Murray Energy Corporation and one of its affiliates on March 27, 2017, as reported in the Issuer's Current Report on Form 8-K filed on March 29, 2017.

13D

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1	NAME OF REPORTING PERSON Donald R. Holcomb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 20,548,355 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,548,355 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,548,355 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.1% (2)
14	TYPE OF REPORTING PERSON IN

(1)
Includes 20,323,188 Common Units and currently exercisable warrants to purchase 225,167 Common Units.  The number of Common Units issuable upon the exercise of the warrants is subject to adjustment as set forth in the Warrant Agreement, dated August 30, 2016, between the Issuer and American Stock Transfer and Trust Company, LLC, and the form of warrant therein (which Warrant Agreement was included as Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed on September 6, 2016 and is incorporated herein by reference).

(2)
Calculated based on (1) 66,104,908 Common Units outstanding as of February 24, 2017, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2016 and (2) 9,628,108 Common Units issued to Murray Energy Corporation and one of its affiliates on March 27, 2017, as reported in the Issuer's Current Report on Form 8-K filed on March 29, 2017.

13D

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ITEM 1.	SECURITY AND ISSUER
This Amendment No. 1 to Schedule 13D (“Schedule 13D”) relates to the Common Units of Foresight Energy LP, a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at: One Metropolitan Square, 211 North Broadway, Suite 2600, St. Louis, MO 63102. Information given in response to each item herein shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND
(a), (f) This statement is being filed by:

(i)	Cline Trust Company LLC, a Delaware limited liability company (“Cline Trust Company”); and

(ii)	Donald R. Holcomb, a United States citizen (“Mr. Holcomb”, and together with Cline Trust Company, the “Reporting Persons”).
(b) The address of the principal business and principal office of each of the Reporting Persons is 3801 PGA Blvd Ste 903, Palm Beach Gardens, FL.
(c) Cline Trust Company’s principal business is to manage the assets of Cline Trust Company for the benefit of its members.  The principal occupation of Donald R. Holcomb is to serve as Chief Executive Officer and President of Dickinson Fuel Company, Inc. and its affiliated companies, a land company in West Virginia whose address is 300 Capitol St., Suite 1408, Charleston, WV 25301.
(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The funds used to purchase the warrants to purchase Common Units, the 11.50% senior secured second lien notes due 2023  and the senior secured first-priority term loan described in Item 4 were from the cash resources of Cline Trust Company.

ITEM 4.	PURPOSE OF TRANSACTION
On December 15, 2016, Cline Trust Company agreed to purchase from a third party 17,556 warrants to purchase Common Units, which warrants are exercisable at any time during the period commencing on the date the Issuer’s Senior Secured Second Lien Exchangeable PIK Notes due 2017 (the “Exchangeable PIK Notes”) are fully redeemed or purchased pursuant to a Murray Purchase (in each case in accordance with the terms of the indenture related to the Exchangeable PIK Notes dated August 30, 2016 between Foresight Energy LLC, Foresight Energy Finance Corporation, the guarantor party thereto, Wilmington Trust, National Association, as trustee, and American Stock Transfer and Trust Company, LLC, as notes administrator and exchange agent) and ending at 5:00 p.m. New York City time, on the date immediately preceding the tenth anniversary of such date.  The Exchangeable PIK Notes were fully redeemed on March 28, 2017 and the warrants are as of the date hereof currently exercisable into 225,167 Common Units.
In addition, in connection with the Issuer’s refinancing of the Issuer’s indebtedness described in Issuer’s Current Report on Form 8-K filed on March 29, 2017, Cline Trust Company purchased (i) $20.0 million in aggregate principal amount of 11.50% senior secured second lien notes due 2023 issued by wholly owned subsidiaries of the Issuer and (ii) $10.0 million in aggregate principal amount of senior secured first priority term loan of the Issuer.
The Reporting Persons acquired their interests in the Issuer solely for investment purposes and not with the purpose or effect of influencing the control of the Issuer.

13D

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None of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Notwithstanding the above, the Reporting Persons may make additional purchases of securities of the Issuer, either in the open market or in private transactions, including the exercise of options or receipt of warrants, depending on the Reporting Persons’ evaluation of the Issuer’s business, prospects and financial condition, the market for the Common Units, other opportunities available to the Reporting Persons, prospects for the Reporting Persons’ own business, general economic conditions, money and stock market conditions and other future developments.  Depending on the same factors, the Reporting Persons may decide to sell all or part of their investment in the Common Units, although they have no current intention to do so.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
(a), (b) Cline Trust Company and Holcomb may be deemed to beneficially own 20,548,355 Common Units, including 20,323,188 Common Units and currently exercisable warrants to purchase 225,167 Common Units.  Based on (1) 66,104,908 Common Units outstanding as of February 24, 2017, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2016 and (2) 9,628,108 Common Units issued to Murray Energy Corporation and one of its affiliates on March 27, 2017, as reported in the Issuer's Current Report on Form 8-K filed on March 29, 2017, 20,548,355 Common Units represents approximately 27.1% of the outstanding Common Units.  Each of the Reporting Persons has sole voting and investing power over the securities disclosed herein.
(c) Not applicable.
(d) Not applicable.
(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Cline Trust Company is a party to a Registration Rights Agreement (the “Registration Rights Agreement”), dated as of August 30, 2016, between the Issuer, Cline Trust Company, and the other parties thereto, requiring the Issuer, on demand by Cline Trust Company and subject to the term thereof, to file a registration statement to register the resale of Common Units owned by Cline Trust Company, subject to the limitations therein.  This description of the Registration Rights Agreement is qualified in its entirety by the text of the Registration Rights Agreement, which is incorporated by reference herein.
Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment No. 1 to Schedule 13D as Exhibit 99.3, with respect to the joint filing of this Amendment No. 1 to Schedule 13D and any amendment or amendments thereto.
Except as otherwise described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.1
Registration Rights Agreement, dated as of August 30, 2016, among the Issuer, Cline Trust Company and the other parties thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on September 6, 2016).

Exhibit 99.2	Warrant Agreement, dated as of August 30, 2016, between the Issuer and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.3 of the Issuer's Current Report on Form 8-K filed on September 6, 2016).
Exhibit 99.3	Joint Filing Agreement, dated as of March 28, 2017, between Cline Trust Company LLC and Donald R. Holcomb.

13D

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SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2017	CLINE TRUST COMPANY LLC

	By:	/s/ Donald R. Holcomb
Donald R. Holcomb
Manager

DONALD R. HOLCOMB
/s/ Donald R. Holcomb
Donald R. Holcomb

13D

CUSIP No. 34552U104	Page 7

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1
Registration Rights Agreement, dated as of August 30, 2016, among the Issuer, Cline Trust Company and the other parties thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on September 6, 2016).

Exhibit 99.2	Warrant Agreement, dated as of August 30, 2016, between the Issuer and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.3 of the Issuer's Current Report on Form 8-K filed on September 6, 2016).
Exhibit 99.3	Joint Filing Agreement, dated as of March 28, 2017, among Cline Trust Company LLC and Donald R. Holcomb.